

March 31, 2015

Mr. Evan Jones
Chief Executive Officer
OpGen, Inc.
708 Quince Orchard Road, Suite 160
Gaithersburg, MD 20878

> **Re: OpGen, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 20, 2015**
> **File No. 333-202478**

Dear Mr. Jones:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 13, 2015 letter.

The Offering, page 7

1. We note your response to comment 1. We further note your disclosure on page 93 of your Form S-1/A1 that "upon the closing of this offering, each outstanding share of our Series A Preferred Stock, including those underlying the 2014 convertible notes and the 2015 convertible notes, will be converted into one share of common stock, or an aggregate of 6,999,864 shares of common stock." To the extent that the 2015 convertible notes will automatically be converted into shares of common stock upon the closing of the offering or it is probable that these notes will be converted, please further explain to us why you believe that pro forma financial information for the change in capitalization resulting from the conversion would not be material to investors. To the extent applicable, also tell us how you considered providing pro forma information for any automatic or probable exercise of the detachable stock purchase warrants issued with the 2015 convertible notes upon the closing of the offering.

2. We note the new disclosure on pages 7 and 90 of your Form S-1/A1 that states "each of such existing stockholders who are holders of our outstanding secured demand notes may elect to exchange such demand notes for shares of common stock in this offering." We further note the disclosure on page 7 that states "our estimated proceeds from this offering may be reduced by up to $1.5 million to the extent that holders of our outstanding secured demand notes currently outstanding elect to exchange such notes for shares of common stock in this offering." Please further explain to us and revise to disclose the significant terms of the outstanding demand notes, including the exchange feature and exchange ratio. To the extent it is probable that the demand notes will be exchanged for common stock in the offering, also tell us how you considered including pro forma financial information for the change in capitalization resulting from the exchange.

Business, page 49

3. We note your response to prior comment 4 and revised disclosure about demonstrating financial benefits to the hospitals in your pilot program. Please revise to identify and describe operational impediments that materially affect your transition to a revenue-generating model. For example, it is unclear if patient consent is necessary for hospitals to use your testing and, if so, whether failure to obtain consent of a sufficient number or percentage of patients would present a material risk to the adoption of the Acuitas MDRO Gene Test by hospitals in states where you operate.

Description of Capital Stock, page 93

Current Certificate of Incorporation, page 93

4. We note you disclose here that an aggregate of 6,999,864 shares of common stock will be outstanding assuming the conversion of Series A Preferred stock, the 2014 convertible notes and 2015 convertible notes. Please tell us if this includes all of the 1,875,000 common shares reserved for issuance underlying the 2015 notes as disclosed elsewhere in the filing. If it does not include all of these reserved shares please tell us why.

Notes to Financial Statements, page F-7

Note 6 – Redeemable Convertible Preferred Stock, page F-16

5. We note in your response to comment 6 that the initial effective conversion price was significantly in excess of the fair value of the Company's common stock as determined by an independent valuation as of both April 1, 2014 (Series A Preferred Stock) and December 1, 2014 (2014 Convertible Notes). Please tell us the fair value of the Company's common stock on each date. Also tell us the fair value of the Company's

common stock upon issuance of the 2015 Convertible Notes and tell us whether this was determined by the Company or an independent valuation.

6. We note your response to comment 6, and it appears to us that a contingent beneficial conversion feature will be recognized when the triggering event forcing conversion of the 2014 convertible notes occurs. We further note that the Company believes a beneficial conversion feature likely exists with respect to the 2015 convertible notes. Please revise your Form S-1 to provide clear disclosure regarding these beneficial conversion features. To the extent that the closing of the offering will result in the recognition of the contingent beneficial conversion feature on the 2014 convertible notes, please tell us how you considered providing pro forma information for the effects.

Note 8 – Shares and Share-Based Compensation, page F-20

Stock Options, page F-20

7. We note in your response to comment 7 that the award recipients were not made aware of the key terms of the pending award on the October 23, 2014 board grant date. Please advise us of the following as related to the October 23, 2014 stock option grants:

- Please tell us when the recipients were made aware of the key terms and conditions of the awards and whether this was within a relatively short time period from October 23, 2014. Refer to ASC 718-10-25-5(b).

- To the extent that certain key terms and conditions of the awards were communicated on different dates, please tell us each communication date and the key terms and conditions communicated on each date.

- Describe the company's customary practices for communicating award terms to a recipient and tell us if the communications related to the October 23, 2014 awards differed in any way from the company's customary communication practices.

8. We note your references to "board grant date" and "accounting grant date" in your response to comment 7. We further note your statement that since the stock price was not known until February 5, 2015 when the valuation was finalized and approved, February 5, 2015 was determined to be the "accounting grant date." Please advise us of the following as related to the establishment of the grant date for the October 23, 2014 stock option grants:

- Further explain to us your use of "board grant date" and "accounting grant date" and tell us how either of these relate to the ASC 718-10-20 definition of "grant date" for purposes of accounting for stock based compensation.

- Further explain to us why you believe that the finalization of the strike price is a requirement to establish a grant date, as defined in ASC 718-10-20.

- Confirm our understanding that the Company became contingently obligated to issue the equity instruments when granted by the Board on October 23, 2014, or tell us the date that the Company became contingently obligated.

- Confirm our understanding that on October 23, 2014 the employees began to benefit from, or be adversely affected by, subsequent changes in the price of the Company's equity shares or tell us the date that the employees began to be effected by changes in share price.

9. We note in your response to comment 7 that the service inception date for the October 23, 2014 grant did not precede its accounting grant date because all the criteria in ASC 718-10-55-108 were not met. Please provide us with your detailed analysis used to arrive at this conclusion.

10. Given the Company's relevant facts and circumstances, please tell us how you considered ASC 718-10-55-83 in your determination of the grant date under ASC 718. In this regard, it appears that the award recipients may have had a sufficient basis to understand both the compensatory and equity relationship established by the award during the period from October 23, 2014 to February 5, 2015 when the exercise price was being finalized.

11. We note in your response to comment 7 that there was no accounting grant date on October 23, 2014 because the strike price was not known and the recipients were not made aware of the key terms of the pending award (i.e. the employer and employees did not have a mutual understanding of the key terms and conditions of the arrangement). Given your current status as a nonpublic company, please tell us how you considered the ASC 718-10-25-5(b) exception to the application of "mutual understanding" in your determination of whether a grant date occurred on October 23, 2014. In this regard, it would appear reasonable for it to take a nonpublic entity a relatively short time period in order to obtain an independent valuation of its common stock for purposes of establishing an exercise price.

Note 15 – Subsequent Events, page F-27

12. Please revise to clearly describe the significant terms of the 2015 convertible notes, including the conversion feature terms and any automatic conversion upon closing of the offering. To the extent applicable, also clearly describe and quantify any beneficial conversion features resulting from the 2015 convertible notes.

   You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director

cc: Mary J. Mullany, Esq.
       Ballard Spahr LLP